August 10, 2009

Ms. Andri Boerman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Cytomedix, Inc. Form 10-K for the year ended December 31, 2008 Filed March 31, 2009 File No. 001-32518

Dear Ms. Boerman:

This letter sets forth the responses of Cytomedix Inc. (the “Company”) to the comments made in your letter to the undersigned, dated August 5, 2009.  Each of the Company’s responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 31

1.  Please amend your Form 10-K to include a signed accountant's report. Refer to Rule 2-02 (a) of Regulation S-X which requires a dated and signed auditor report by your independent accountant and Item 302 of Regulation S-T which provides guidance on including signatures in electronic submissions.  In addition, we note that the auditor's consent included as Exhibit 23.1 to the Form 10K is not signed.  Please provide a signed consent in the amendment.

Response:  We acknowledge the inadvertent, omissions as noted by the Staff and concur with the suggested amendments.  In response we have filed an amendment to our Form 10-K on August 10, 2009 which includes a signed report and an updated consent.

Note 3 - Summary of Significant Accounting Policies, page 37

Income Taxes, page 39

2.  We note that you did not record any provisions for income taxes "as there are no taxes payable due to your significant net operating loss carryforwards".  Please explain to us in detail the applicable U.S.GAAP tax accounting guidance you followed that allows you not to record any tax provision.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

Also in this regard, in future filings please consider the impact of our comment on the disclosures required by FAS ASC 740-10-50, including paragraph 9 thereof.

Response:  The Company accounts for income taxes in accordance with ASC 740-10-30.  The Company accounts for income taxes under the liability method, which requires companies to account for deferred income taxes using the asset and liability method. Under the asset and liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company acknowledges the comment by the staff, we have reviewed our disclosure and believe all requirements in ASC 740-10-50 para 9 have been met; for further clarification, the following is the proposed disclosure to be included in our 10-K for the 2009 fiscal period:

Income taxes

The Company accounts for income taxes under the liability method, which requires companies to account for deferred income taxes using the asset and liability method. Under the asset and liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax rate changes are reflected in income during the period such changes are enacted.

At December 31, 2009, we have accumulated U.S. federal and state net operating tax losses that are available to offset future taxable income and reduce future federal and state income taxes during the carryforward period.  The utilization of available losses depends on the generation of future taxable income to absorb the losses.  We may not be able to use available losses within the carryforward period.  In addition, based on generally accepted accounting principles, we have determined for financial accounting and reporting purposes that it is not more likely than not that we will be able to apply or use the available losses to reduce future federal or state income taxes during the carryforward period.  This assessment is updated annually or more frequently based on changes in circumstances.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that a tax benefit will not be realized.  The assessment for a valuation allowance requires judgment on the part of management with respect to the benefits that may be realized.  The Company has concluded, based upon available evidence, it is more likely than not that the U.S. federal, state, and local deferred tax assets at December 31, 2009, will not be realizable.  For 2009, we did not record an income tax provision, as a full valuation allowance has been provided against U.S. federal, state, and local deferred tax assets.  The valuation allowance will be reversed at such time that realization is believed to be more likely than not.

Note 12 - Capital Stock, page 47

3.  We note that each of your Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have a conversion feature that the preferred Stock may be converted into your common stock at a conversion rate equal to 90% of the twenty-day average closing price of your common stock, but in no case shall this price be less than $3.00 per share.  Considering such conversion terms, please explain to us how you considered the impact of the guidance at FASB ASC 480-10-25, FASB ASC 470-20-30 and FASB ASC 470-20-65 on your accounting for and presentation of these securities.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

Response:  The Series A and Series B Preferred Stock were issued upon emergence from bankruptcy in 2002 to various holders of notes receivable.

We have reviewed the guidance in FASB ASC 480-10-25 "Distinguishing liabilities from Equity" to determine whether the Series A and Series B Convertible Preferred Stock should be classified as equity or a liability.  In accordance with para. 25-8: An entity shall classify as a liability any financial instrument, other than an outstanding share, that at inception has both the following characteristics:

a.	It embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation
b.	It requires or may require the issuer to settle the obligation by transferring assets

Per the terms of both the Series A and Series B Convertible Preferred Stock, redemption of the stock may only be initiated by the Company, therefore it was concluded that the equity instrument does not embody an unconditional obligation for the issuer to redeem the instrument.  Therefore the Preferred Stock does not meet the definition of mandatorily redeemable and has been classified as permanent equity in the Company's financial statements.

There are 182,517 Preferred Shares (Series A and B combined) issued and outstanding.  Management believes that any impact of ASC 470-20-30 "Debt with Conversion and other options" to any beneficial conversion features within the preferred shares would be immaterial to the financial statements.

As we have determined that the Series A and Series B Preferred Stock are classified as permanent equity, we believe FASB ASC 470-20-65 "Accounting for Convertible Debt Instruments that may be settled upon conversion" is not applicable since the preferred stock is equity and there are no terms in the preferred agreements which allow for settlement in cash at the holder’s option.

Warrants and Options, page 49

4.  Please specifically tell us the authoritative U.S.GAAP that supports and explains how you accounted for and presented each of the warrants listed on this page.

Response:

D Warrants, Unit Warrants, August 2008 Warrants
The applicable US GAAP which supports the accounting for all these warrants is the same and the applicable terms of the agreements are similar and therefore the information presented below is applicable for all these classes of warrants.  The US GAAP accounting guidance reviewed is found in ASC 815-40 "Contracts in Entity's own Equity."

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

25-1 The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that:

a.	Contracts that require net cash settlement are assets or liabilities.
b.	Contracts that require settlement in shares are equity instruments.

25-2 Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with a choice of net cash settlement or settlement in shares, this Subtopic assumes net cash settlement.
b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, this Subtopic assumes settlement in shares.

The Company's agreements do not provide for any net cash settlement provisions and do not allow the counterparty a choice of net cash settlement or settlement in shares.   Therefore, based on the above criteria, the Company determined that the warrants should not be classified as liabilities, as the warrants must be settled in shares upon receipt of cash consideration from the holder.

The Company reviewed the terms of each of the warrant agreements for the below provisions to determine if the warrants meet the criteria for equity classification.

25-10 Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity:

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The agreements permit the Company to settle in unregistered shares.

b.
Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has 65,000,000 shares authorized with 33,962,623 shares outstanding at December 31, 2008.  This allows sufficient shares available for all 9,373,560 outstanding warrants and options.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

All warrant agreements include an explicit share limit.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

d.
No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

No such payments are included in the terms of the agreements.

e.	No cash-settled top-off or make-whole provisions.

There are no top-off or make-whole provisions in the agreements.

f.
No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no rights in the agreements which would indicate that the counterparty has rights that rank higher than those of a common stockholder.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

The agreements do not call for any collateral.

As all the criteria above have been met, the warrants do not meet the definition of a liability and were presented as permanent equity in the Company's financial statements.

The Company reviewed the disclosures in para 50-5 and believes that the Company has included in its Form 10-K all applicable required disclosures except for point a-5.  On a prospective basis, we will enhance our disclosures to reflect that we have accounted for these warrants as permanent equity.

The following is the form of our proposed disclosure to be included in our 10-K for the 2009 fiscal period:  (Changes from the previously provided disclosure are bolded.)

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

Warrants and Options

The Company had the following outstanding warrants and options at December 31:

# Outstanding

Equity Instrument	December 31, 2009	December 31, 2008

D Warrants(1)	--	--
Unit Warrants(2)	--	--
Fitch/Coleman Warrants(3)	--	--
August 2008 Warrants(4)	--	--
Other warrants(5)	--	--
Options issued under the Long-Term Incentive Plan(6)	--	--

(1)
These warrants were issued in exchange for the voluntary exercise of Outstanding Warrants during the offer period ending May 1, 2006 and are voluntarily exercisable at $3.50 per share, provided that the exercise does not result in the holder owning in excess of 9.9% of the outstanding shares of the Company’s Common stock, and expire on May 1, 2011. The Company may call up to 100% of the class D warrants, provided that the Company’s Common stock must have been trading at a closing price greater than $4.50 for a period of at least ten (10) consecutive trading days prior to the date of delivery of the Call Notice, provided that the Registration Statement is then in effect and trading in the Common stock shall not have been suspended by the Securities and Exchange commission or the securities exchange or quotation system on which the Common stock is then listed or traded.  Based on a review of the provisions of its warrant agreements, the Company has determined that the warrants issued should be classified as permanent equity.

(2)
These warrants were issued in connection with the Unit offering (discussed later in this Note).  As amended, they expire on March 31, 2010, and are voluntarily exercisable at $1.65 per share, provided that the exercise does not result in the holder owning in excess of 9.999% of the outstanding shares of the Company’s Common stock. They provide for a cashless exercise at the option of the warrant provided that (i) the per share market price of one share of Common stock is greater than the warrant price and (ii) a registration statement for the resale of warrant stock is not in effect.  The Company may call up to 100% of the outstanding Unit warrants, provided that the Company’s Common stock must have been trading at a closing price greater than $5.00 for a period of at least ten (10) consecutive trading days prior to the date of delivery of the Call Notice and the Registration Statement is then in effect and trading in the Common stock shall not have been suspended by the Securities and Exchange commission or the securities exchange or quotation system on which the Common stock is then listed or traded.  Based on a review of the provisions of its warrant agreements, the Company has determined that the warrants issued should be classified as permanent equity.

(3)
These warrants were issued in connection with August 2, 2007 Term Sheet Agreement and Shareholders’ Agreement with the Company’s outside patent counsel, Fitch Even Tabin & Flannery and The Coleman Law Firm, and have a 7.5 year term. The strike price on the warrants will be: 325,000 at $1.25 (Group A); 325,000 at $1.50 (Group B); and 325,000 at $1.75 (Group C). The Company may call up to 100% of these warrants, provided that the closing stock price is at or above the following call prices for ten consecutive trading days: Group A - $4/share; Group B - $5/share; Group C - $6/share. If the Company exercises its right to call, it shall provide at least 45 days notice for one-half of the warrants subject to the call and at least 90 days notice for the remainder of the warrants subject to the call. The Company has recorded stock-based compensation based on the fair value of these warrants.

(4)
These warrants were issued in connection with the August 2008 financing (discussed later in this Note), are voluntarily exercisable at $1.00 per share, provided that the exercise does not result in the holder owning in excess of 9.99% of the outstanding shares of the Company’s Common stock, and expire on August 29, 2012. Based on a review of the provisions of its warrant agreements, the Company has determined that the warrants issued should be classified as permanent equity.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

(5)
These warrants were issued to placement agents, consultants, and other professional service providers in exchange for services provided. They have terms ranging from 4 to 10 years with various expiration dates through February 24, 2014 and exercise prices ranging from $1.00 to $6.00. They are voluntarily exercisable once vested. There is no call provision associated with these warrants, except as follows.  One service provider warrant for 450,000 shares, as amended, contains a call provision identical to the one in Unit warrants discussed above. The Company has recorded stock-based compensation based on the fair value of these warrants.

(6)	These options were issued under the Company’s shareholder approved Long-Term Incentive Plan. See Note 13 for a full discussion regarding these options.

Fitch/Coleman Warrants and Other Warrants
The Fitch/Coleman and Other Warrants are warrants issued to non-employees for services performed.  The US GAAP supporting the accounting treatment for these warrants is the same and therefore the analysis performed below is for all these warrants.  The Company determined that these warrants met the equity classification guidance above.  The Accounting guidance followed is included in ASC 505-50 "Equity based payments to non-employees."

30-6 If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

The Company determined that the fair values of the equity instruments are more reliably measureable and therefore the transactions were measured based on the fair value of the equity instruments.

30-11 An entity (the issuer, grantor, or purchaser) may enter into transactions with nonemployees in which equity instruments are issued in exchange for the receipt of goods or services or to provide a sales incentive. The issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates,

a.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment).

b.	The date at which the counterparty's performance is complete.

The Company has signed agreements for all the above warrants and therefore the date at which the transaction is measured is the date a performance commitment is reached.  On that date the Company uses a Black-Scholes model to calculate the fair value of the equity instrument.  The fair value of the equity instrument is then expensed over the performance period or the amount is expensed immediately if the warrants are fully vested.

35-7 Paragraph 505-50-30-30 provides measurement date guidance on the measurement of transactions that involve only counterparty performance conditions.  As each quantity and term become known and until all the quantities and terms that stem from the counterparty's performance become known, the lowest aggregate fair value measured pursuant to the guidance in that paragraph shall be adjusted, to reflect additional cost of the transaction, using the modification accounting methodology described in paragraphs 718-20-35-3 through 35-4. That is, the adjustment shall be measured at the date of the revision of the quantity or terms of the equity instruments as the difference between the then-current fair value of the revised instruments utilizing the then-known quantity or term and the then-current fair value of the old equity instruments immediately before the quantity or term becomes known. The then-current fair value is calculated using the assumptions that result in the lowest aggregate fair value if the quantity or any other terms remain unknown.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

As discussed above, if the options are immediately vested and no further performance is required the fair value of the equity instrument is expensed, if the warrants are not immediately vested the fair value of the warrants are revalued at each reporting period during the service period and, as required by the paragraph above, the fair value is then adjusted.

The Company is a party to a registration rights agreement with one of its former consultants.  The company has made an assessment in accordance with ASC 450-20 "Loss Contingencies" and has determined that it is unlikely that the circumstances allowing for liquidated damages would arise and therefore no contingent liability has been recorded.

The Company has reviewed the disclosure requirements per 505-50-50 and believes the disclosure requirements have been substantially met, however the Company will prospectively include the additional disclosures in the 10-K for the 2009 fiscal period to further clarify the accounting treatment of these warrants:

The following is the form of proposed disclosure to be included in our 10K for the 2009 fiscal period:

The Company has recorded stock-based compensation expense for the grant of warrants to non-employees as follows:

Year Ended

Stock-Based Expense	December 31, 2009	December 31, 2008

Non-employees	--	--

Included in Income Statement Caption as Follows:

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

A summary of service provider warrant activity as of December 31, 2009, and changes during the year then ended is presented below:

Warrants	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2009
Granted
Exercised
Forfeited or expired
Outstanding at December 31, 2009
Exercisable at December 31, 2009

The following table summarizes information about warrants outstanding as of December 31, 2009:

	Warrants Outstanding			Warrants Exercisable

		Weighted	Weighted		Weighted
Range of	Number of	Average	Average		Average
Exercise	Outstanding	Remaining	Exercise	Number	Exercise
Prices	Shares	Contract Life	Price	Exercisable	Price

The Company has recorded stock-based compensation expense for warrants granted to nonemployees, including consultants, based on the fair value of the equity instruments issued. Stock-based compensation for warrants granted to non employees is periodically remeasured as the underlying options vest.  The Company recognizes an expense for such warrants throughout the performance period as the services are provided by the nonemployees, based on the fair value of the options at each reporting period. The options are valued using the Black-Scholes option pricing model.  As of December 31, 2009, the balance of unamortized stock-based compensation for warrants granted to non-employees was approximately $_____. This amount will be adjusted based on changes in the fair value of the options at the end of each reporting period. As of December 31, 2009, __________ options are outstanding and exercisable for non employees.

United States Securities and Exchange Commission
Division of Corporation Finance
August 10, 2009

In connection with our responses, the Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at (240) 499-2682.

Sincerely,

/s/ Andrew S. Maslan
Andrew S. Maslan
Chief Financial Officer

Cc:	Mr. Martin P. Rosendale, CEO Cytomedix, Inc. Mr. Alec Orudjev, Cozen O’Connor